10250 Constellation Blvd., Suite 1100

Los Angeles, California 90067

Tel: +1.424.653.5500 Fax: +1.424.653.5501

www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich

	Boston	New York

	Brussels	Orange County

June 4, 2024 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ameen Hamady
Mark Rakip
Catherine De Lorenzo
Pam Long

Re:	Lineage, Inc.
Amendment No. 5 to Draft Registration Statement on Form S-11
Submitted on May 6, 2024
CIK No. 0001868159

Ladies and Gentlemen:

On behalf of Lineage, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated May 16, 2024, relating to the Company’s Amendment No. 5 to confidential draft registration statement on Form S-11 submitted to the Commission on May 6, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 6 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comment and updating the Registration Statement.

For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Amendment No. 5 to Draft Registration Statement on Form S-11 submitted May 6, 2024

Use of Proceeds, page 106

1.

We note your disclosure in this section that certain of the underwriters and/or their respective affiliates are lenders under the Delayed Draw Term Loan and will receive their pro rata portion of the approximately $2.4 billion of the net proceeds from this offering used to repay amounts outstanding under such facilities. We also note disclosure that certain of the underwriters and/or their respective affiliates are lenders under the Revolving Credit Facility, and that you may use proceeds to reduce the outstanding balance thereunder. Please revise this disclosure to clarify which underwriters and/or their affiliates will receive a portion of the net proceeds. Additionally, please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121. In this regard, we note disclosure in the Underwriting section that more than 5% of the net proceeds of the offering are intended to be used to repay amounts owed to these underwriters and their affiliates.

June 4, 2024

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 361 of the Amended Registration Statement.

The Company respectfully advises the Staff that a qualified independent underwriter is not required for this offering because the Company is qualified to be taxed as a real estate investment trust and the definition of “conflict of interest” under FINRA Rule 5121(f)(5) does not apply to real estate investment trusts. FINRA Rule 5121(f)(7)(B)(iii) specifically excludes “‘real estate investment trusts’ as defined in Section 856 of the Internal Revenue Code” from the definition of “entity” for the purpose of determining whether a conflict of interest exists under the rule. Because FINRA Rule 5121 only applies to a public offering of securities with conflicts of interests and a conflict of interest can only arise under the rule when a FINRA member’s participation “in an entity’s public offering” meets certain criteria, the Company’s offering is not required to comply with any aspect of FINRA Rule 5121, including the qualified independent underwriter requirement.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 213-891-7339. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Lewis W. Kneib

Lewis W. Kneib

of LATHAM & WATKINS LLP

cc:	Greg Lehmkuhl, Lineage, Inc.

Rob Crisci, Lineage, Inc.

Natalie Matsler, Lineage, Inc.

Julian T.H. Kleindorfer, Esq., Latham & Watkins LLP

Scott C. Chase, Esq., Goodwin Procter LLP

David H. Roberts, Esq., Goodwin Procter LLP

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